Mail Stop 04-08


								May 10, 2005


By mail and fax to: (212) 363-1101

Mr. William G. Vohrer
Chief Financial Officer
Bexil Corporation
11 Hanover Square
New York, NY  10005

Re: Bexil Corporation

      Form 8-K filed April 18, 2005
      File No. 001-12233


Dear Mr. Vohrer,

   	The Staff has reviewed the above-referenced filing for compliance with the requirements of Form 8-K and has the following comments in that regard:

* Please revise to clarify the effective date of your former accountants` resignation. Include a letter from the former accountants addressing the revised disclosures. File the amendment under cover of Form 8-K/A, include the ITEM 4 designation, and the letter from the former accountant filed as an Exhibit 16.

* As a related matter, please supplementally tell us how you determined the effective date of your former accountants` resignation.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please file an amendment via EDGAR in response to these comments within 5 business days of the date of this letter, unless specified otherwise, or contact us immediately if you require additional time.
Such amendment should be filed under cover of Form 8-K/A and should include the ITEM 4 designation. To expedite the processing of the Form 8-K, please furnish a courtesy copy of the filing to the undersigned.

You may direct any questions regarding these comments to me at
(202)
551-3424.


								Sincerely,



								Lisa Haynes
								Staff Accountant
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William G. Vohrer
Bexil Corporation
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